Room 4561

June 9, 2006

Mr. Fred F. Nazem
Chief Executive Officer and Chairman
Finity Holdings, Inc.
432 Park Avenue South, 13th Floor
New York, New York 10016

Re: Finity Holdings, Inc.
Revised Preliminary Proxy Statement on Schedule 14A filed May 31, 2006
File No. 0-30556

Dear Mr. Nazem:

We have reviewed your revised filings and response letter dated May 31, 2006 and have the following comments.

Revised Preliminary Proxy Statement on Schedule 14A

1.   We note your response to comment 4 of our letter dated May 8, 2006. Please provide us additional detail as to your analysis that financial statements for PEMMS are note required. Please address whether all of the conditions set forth in Item 310(c)(2) of Regulation S-B do not exceed the 20 percent threshold set forth in Item 310(c)(3)(i).

*   *   *   *

As appropriate, please amend your filing, as necessary, in response to these comments. Responses to our comments on your filing should be provided to us within 10 business days of the date of this letter. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

  You may contact Daniel Lee at (202) 551-3477, or Anne Nguyen, Special Counsel, at (202) 551-3611, with any questions. If you need further assistance, you may contact me at (202) 551-3462.

          Sincerely,

          Barbara C. Jacobs
          Assistant Director

cc: <u>Via Facsimile</u>
   Mr. Uche Ndumele
   Kirkpatrick & Lockhart Nicholson Graham LLP
   Facsimile: (212) 536-3901